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[LOGO]  PHL VARIABLE INSURANCE COMPANY
        A Stock Company

VARIABLE JOINT LIFE POLICY EXCHANGE OPTION RIDER

This rider is made a part of the policy to which it is attached, in consideration of the application, a copy of which is attached to and made a part of the policy. This rider is effective on the Rider Issue Date. Except as stated in this rider, it is subject to all of the provisions of the policy.

                             RIDER SPECIFICATIONS

Policy Number:     [9730000]

Insured(s):        [John M. Doe]

Rider Issue Date:  [April 1, 2008]

Processing Fee:    [$100.00]

Joint Life Policy Exchange Option

The owner may exchange this policy (hereinafter "the original policy") for any permanent life insurance plan that we or our affiliate companies make available at the time of the exchange, one on the life of each insured (hereafter "new policies"), without any additional evidence of insurability, by filing the applicable application at our Main Administrative Office.

How to Exercise the Option

To exercise this option, you must file the applicable application at our Main Administrative Office. It must be signed by you. We must also receive:

     a. The release of any lien against or assignment of the original policy. However, you may instead submit written approval by the lienholders or assignees of the exchange of policies in a form satisfactory to us with such other documents as we may require.

     b.  The surrender and release of the original policy.

     c. Payment of any amounts due to us for the exchange as described in the Exchange Adjustments.

Unless otherwise provided in the applicable application, the owner and the beneficiary of the new policies will be the same as under the original policy. If the owner of any new policy is different, we will require evidence of insurable interest in the Insured under that new policy. The application for the original policy shall be considered part of the application for the new policies. The new policies will be issued on the basis of the applicable application, the application for the original policy and any evidence of insurability submitted for issuance of the original policy with respect to the Insured under that new policy.

The Date of Exchange will be the Policy Anniversary following the later of:

     a.  our receipt of the applicable application;

     b.  payment of the Exchange Adjustments for all new policies; and

     c.  our approval of insurable interest, if applicable.

The new policies will take effect on the Date of Exchange. When the new policies take effect, the original policy shall terminate.

08JPEOR                                 1

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The New Policies

The Policy Date of the new policies shall be the Date of Exchange. The limit on our right to contest the validity of the new policy will operate from the Issue Date of the original policy.

The issue ages of the respective Insureds under the new policies will be determined based upon their respective ages last birthday as of the Date of Exchange.

The new policies will be written on any plan of permanent life insurance that we or our affiliate companies make available at the time of the exchange. The new policies will be subject to our published issue rules (e.g. age and amount limits) for the plans chosen which are in effect at that time. The Risk Classification and any exclusions applicable to the new policies will be determined in accordance with our rules and practices in effect on the original policy's Policy Date. The rates for the new policies will be based on our published rates in effect on the Date of Exchange, without our assessment of any issue expense charges under the new policies.

The face amount of each new policy will be chosen by the owner, subject to the following limitation:

   The sum of the face amounts of the new policies cannot exceed the face amount of the original policy.

The policy value for the original policy will be applied as premium to the new policies as directed by the owner.

Any rider contained in the original policy or additional riders may be included in the new policies only if we consent. The new policies will conform to all of the requirements of the jurisdiction in which they are issued regardless of any terms of this rider providing to the contrary.

Exchange Adjustments

The exchange is subject to the following adjustments:

1. The owner must pay an amount equal to the excess, if any, of the surrender charge in effect on the original policy over the sum of the surrender charges for the new policies. All such surrender charges will be determined as of the Exchange Date.

2. In some cases, the amount of policy value which may be applied to the new policies may exceed the premiums limit for the new policies. In that event, we will return such excess policy value to you in cash.

3. The owner must pay a processing fee not to exceed the amount shown in the Rider Specifications.

Rider Charges

The charge for this rider, if any, is shown on the policy's Schedule Pages.

Termination of This Rider

This rider will terminate on the earliest of:

     a.  termination of the original policy;

     b.  Iapse or exchange of the original policy;

     c.  your written request to cancel this rider; and

     d.  death of an Insured.

08JPEOR                                 2

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                                                  PHL Variable Insurance Company

                                                        /s/ John H. Beers
                                                  ------------------------------
                                                           [Secretary]

08JPEOR                                 3